UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                       ADVANCED MACHINE VISION CORPORATION
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   00753B 10 4
                                 (CUSIP Number)

             Alan Steel, 2067 Commerce Drive, Medford, Oregon 97504
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 9, 1999
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SEC 1746 (12-91)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  00753B 10 4
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thomas B. Thompson
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*
          OO
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        10,000
                           ----------------------------------------------------
         NUMBER OF                 8    SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     2,508,333
       OWNED BY EACH        ----------------------------------------------------
         REPORTING                 9    SOLE DISPOSITIVE POWER
        PERSON WITH
                                        10,000
                            ----------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        2,508,000
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,518,000
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.1%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON (See Instructions)
          IN
--------------------------------------------------------------------------------
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.
-----------------------------

     This report relates to the Class A Common Stock, no par value (the "Stock"), of ADVANCED MACHINE VISION CORPORATION, a California corporation (the "Issuer"). The Issuer's principal executive offices are located at 3709 Citation Way #102, Medford, OR 97504.

Item 2.  Identity and Background.
---------------------------------

     (a) The person filing this statement is Thomas B. Thompson.

     (b) The principal business address of Mr. Thompson is 4217 West Fifth Avenue, Eugene, OR 97402.

     (c) Mr. Thompson's principal occupation is Vice President of Engineering of Ventek, Inc., a subsidiary of the Issuer, which is engaged in the business of manufacturing automated visual defect recognition equipment, and the principal executive offices of which are located at 4217 West Fifth Avenue, Eugene, OR 97402.

     (d) Mr. Thompson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Thompson was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

     (f) Mr. Thompson is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     On February 9, 1999, the Issuer and Veneer Technology, Inc. ("Veneer"), a corporation owned equally by Mr. Thompson and three other persons, effected a restructuring of certain debt owed by the Issuer to Veneer. The debt was originally issued in connection with the Issuer's July 24, 1996 acquisition of the assets and business of Ventek, Inc. ("Ventek") from Veneer (the "Acquisition").

     In connection for the Acquisition, the Issuer issued the following securities: (i) a 6.75% $1,000,000 note due July 23, 1999; (ii) a 6.75%
$2,250,000 note due July 23, 1999 convertible into Stock at $2.25 per share; and
(iii) a $1,125,000 note and stock appreciation rights payable (a) by issuance of up to 1,800,000 shares of Stock or, at the Issuer's option, in cash on July 23, 1999, or (b) solely in cash in the event the Issuer's Stock is delisted from the Nasdaq Stock Market. Additionally, Veneer received a Class I Warrant to purchase 1,000,000 shares of Stock for $2.25 per share.

     In the debt restructuring, $750,000 of the $1,000,000 Note was prepaid and the maturity date of the remaining $250,000 of the $1,000,000 note and the $2,250,000 note were changed to July 23, 2000. The Issuer issued 1,800,000 shares of restricted Stock to Veneer in full payment of the $1,125,000 note. The restricted Stock cannot be transferred or traded until January 1, 2000. The Class I Warrant was cancelled.

     Also on February 9, 1999, the Issuer issued 350,000 shares of restricted Stock to Veneer in consideration for past services and to retain as employees the four Veneer shareholders. The shares were issued under the Issuer's 1997 Restricted Stock Plan. The shares cannot be transferred or traded unless Veneer pays the Issuer $1.25 per share between February 1, 2000 and January 31, 2001. Absent such payment within this time frame, the shares will be forfeited and returned to the Issuer.

Item 4.  Purpose of Transaction.
--------------------------------

     See Item 3. above. In addition to the Stock included in Item 5. below, Veneer has the right to receive up to an additional 666,667 shares of Stock through conversion of the $2,250,000 note issued in connection with the Acquisition.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a) Mr. Thompson is the beneficial owner of 2,518,333 shares of Stock of the Issuer, constituting 19.1% of such class. The shares included in beneficial ownership consist of:

Shares owned directly                                                     10,000
Shares owned by affiliates of Mr. Thompson:
   Whamdyne LLC ("Whamdyne") - shares outstanding                         25,000
   Veneer                    - shares outstanding                      2,150,000
                             - shares currently issuable
                               pursuant to $2,250,000 note               333,333
                                                                       ---------

Total                                                                  2,518,333
                                                                       =========

     (b) Mr. Thompson shares the power to vote, direct the vote of, dispose of, and direct the disposition of 2,508,333 of the shares described in (a) above. Mr. Thompson shares voting power with Douglas Hickman, Kenneth Winder and Rodger Van Voorhis. These four individuals were the former owners of Ventek. The $2,250,000 note and Stock described in (a) above (other than the 10,000 shares owned directly by Mr. Thompson) are owned by Whamdyne or Veneer, which limited liability company and corporation, respectively, are owned equally by the four individuals. The principal business address of Messrs. Hickman, Winder and Van Voorhis is 4217 West Fifth Avenue, Eugene OR 97402.

     The principal occupation, position and office of Mr. Hickman during the last five years (including the dates of each and the name and address of each employer) was as follows: Research and Development Engineer of Ventek, Inc., 4217 West Fifth Avenue, Eugene, OR 97402, 1991 to present.

     The principal occupation, position and office of Mr. Winder during the last five years (including the dates of each and the name and address of each employer) was as follows: Field Service Engineer of Ventek, Inc., 4217 West Fifth Avenue, Eugene, OR 97402, 1991 to present.

     The principal occupation, positions and offices of Mr. Van Voorhis during the last five years (including the dates of each and the name and address of each employer) were as follows: President of Ventek, Inc., 4217 West Fifth Avenue, Eugene, OR 97402, 1996 to present, Vice President of Operations of Ventek, Inc, 1992 to 1996.

     Neither Mr. Hickman, Winder nor Van Voorhis have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Mr. Hickman, Winder nor Van Voorhis have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws. Messrs. Hickman, Winder and Van Voorhis are citizens of the United States.

     (c) See Item 3. above.

     (d) Messrs. Van Voorhis, Hickman, Winder and Thompson share equally the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in (a) above.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
----------------------------------

     10,000 shares of Stock are owned directly by Mr. Thompson. 25,000 shares of Stock beneficially owned by Mr. Thompson are actually owned by Whamdyne, which is 25% owned by Mr. Thompson. 2,483,333 shares of Stock are owned or issuable to Veneer (also 25% owned by Mr. Thompson) including 333,333 shares pursuant to that portion of a note which is currently convertible. The $2,250,000
Convertible Note and $1,125,000 Note related to 1,800,000 shares and the Restricted Stock Agreement related to 350,000 shares were previously filed with the Securities and Exchange Commission as exhibits to the Issuer's Forms 8-K dated July 24, 1996 and February 9, 1999, respectively.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     Three exhibits are filed herewith. Exhibit A is the $2,250,000 Convertible Note (as amended) dated July 24, 1996 between the Issuer and Veneer. Exhibit B is the $1,125,000 Note (as amended) dated July 24, 1996 between the Issuer and Veneer. Exhibit C is the Restricted Stock Agreement dated February 9, 1999 between the Issuer and Veneer.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 12, 1999                     /s/ Thomas B. Thompson
                                             -----------------------------------
                                                 Thomas B. Thompson

                                   EXHIBIT A

            $2,250,000 CONVERTIBLE NOTE BETWEEN THE ISSUER AND VENTEK


                                CONVERTIBLE NOTE

$2,250,000                                                  Date:  July 24, 1996

     On July 24, 1996, ARC Capital, a California corporation ("Maker"), Ventek, Inc., an Oregon corporation ("Ventek") and the stockholders of Ventek entered into an Asset Purchase Agreement pursuant to which Maker acquired certain assets of Ventek from the stockholders. The purchase price of the Ventek assets purchased from the stockholders partly consists of this Convertible Note on the following terms and conditions.

     FOR VALUE RECEIVED, Maker hereby promises to pay to the order of Ventek, Inc. or its successor ("Payee") the principal sum of TWO MILLION TWO HUNDRED AND FIFTY THOUSAND Dollars ($2,250,000) in lawful money of the United States of America, together with interest on the unpaid principal balance according to the terms and subject to the conditions set forth in this Convertible Note (this "Note").

     1. INTEREST

     This Note shall bear interest at the rate of 6.75% per annum. Interest on the principal balance of this Note from time to time outstanding will be computed on the basis of a 365-day year and actual days elapsed from the date of this Note until converted or paid in accordance with this Note. In no event shall the interest rate exceed the maximum allowable by Oregon or any other applicable law.

     2. PAYMENT

     Interest in the amount of $37,968 will be payable quarterly in arrears. Principal will be paid in one installment on July 23, 1999 ("Maturity Date"). All payments will be made by Maker to Payee at such place as Payee shall designate by written notice to the undersigned.

     3. PREPAYMENT

     The Maker may, at its option and upon 15 days prior written notice to the Payee, prepay the principal amount hereof in whole at any time.

     4. CONVERSION OF NOTE

     Prior to the Maturity Date, but only on the terms set forth in Exhibit I, the Payee will be entitled to convert all of the Note, at the principal amount thereof, into shares of Class A Common Stock ("ARC Stock") of the Maker, at the price of $2.25 per share (the "Conversion Price"). Notwithstanding the requirements for conversion in Exhibit I, Payee may convert any portion of the Note after receiving a prepayment notice as provided in Section 3. No payment or adjustment will be made on conversion of the Note for interest accrued thereon. The Maker is not required to issue fractional shares of ARC Stock upon conversion of the Note and, in lieu thereof, will pay a cash adjustment based upon the closing market price of the ARC Stock on the last business day prior to the date of conversion.

     (a) If the Maker (i) pays a dividend or makes a distribution on its ARC Stock in shares of its Stock; (ii) subdivides its outstanding shares of ARC Stock into a greater number of shares, or; (iii) combines its outstanding shares of ARC Stock into a smaller number of shares; then the conversion privilege and the Conversion Price in effect immediately prior to such action shall be adjusted so that the Payee may receive the number of shares of ARC Stock which he would have owned immediately following such action if he had converted the
Note immediately prior to such action.

     The adjustment shall become effective immediately after the record date in the case of a dividend and immediately after the effective date in the case of a subdivision or combination.

     (b) Upon conversion, Payee understands and agrees that the ARC Stock to be issued to Payee, or the Subsidiary Stock (as defined below) to be issued upon the exercise of the Stock Sale Option pursuant to Section 5 below, will contain the following legend:

          The shares represented by this certificate have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act.

     (c) Upon receipt of the shares of ARC Stock, Payee shall be entitled to piggyback registration rights with respect to such shares as set forth in and pursuant to Section 5.4(c) of the Asset Purchase Agreement.

     5. STOCK SALE OPTION

     Upon conversion of the Note into ARC Stock and concurrent with or after an initial public offering ("IPO") of the common stock of one or more of, or any combination of, its SRC VISION, Inc., ARC Netherlands, Inc. and Ventek, Inc. subsidiaries (individually or collectively, "Subsidiary"), but only if such IPO occurs during the term of the Note, Payee shall have the option to sell to Maker up to 1,000,000 shares of ARC Stock converted to date for consideration consisting of Subsidiary common stock ("Subsidiary Stock") owned by Maker. The number of shares of Subsidiary Stock to be paid for ARC Stock shall be determined as follows:

     (a) The total market value ("TMV") of ARC Stock to be sold to Maker shall be determined by multiplying the number of shares of ARC Stock times the average of the closing price of ARC Stock, as quoted by NASDAQ, for the 30 trading days ending on the IPO date.

     (b) The TMV shall be divided by 70% of the per share IPO price of Subsidiary Stock before discounts, fees, underwriting costs, etc.

     6. DEFAULT AND REMEDIES, SENIORITY AND OFFSET

     (a) Events of Default. An Event of Default hereunder shall mean a default in the payment of any installment of principal and interest hereof, as and when due and payable, and be continuing for a period of 15 days following written notice thereof by Payee to Maker.

     (b) Remedies. At any time after the occurrence of an Event of Default, the Payee may, by written notice sent to the Maker by registered or certified mail, return receipt requested, declare the entire amount of this Note to be forthwith due and payable, whereupon this Note shall become forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived. Upon acceleration by Payee, Payee shall be entitled to all remedies available to it at law or in equity.

     (c) Security Interest. The payment of the Note is hereby secured by that certain Pledge and Security Agreement by and among ARC Capital, Ventek and Solin & Associates, P.C. ARC Subsidiary, Inc.

     (d) Junior to Ilverton. This Note is junior in right of payment to that certain Note in the principal amount of $3,400,000 dated April 17, 1996, issued by Maker and originally payable to Ilverton International Inc.; provided, however, that the junior status of this Note shall not impair or alter the priority of Payee's security interests in the personal property described in the Pledge and Security Agreement of even date herewith by and among ARC Capital, ARC Subsidiary, Inc., Ventek, and Solin & Associates P.C. nor shall it relieve Maker of its obligations to make payments to Payee in accordance with the terms of paragraph 2 herein.

     (e) Offset. This Note is subject to reduction by operation of Section 7.2 of the Asset Purchase Agreement dated July 24, 1996, by and among Maker, Ventek and Ventek, Inc., which provides for the right of offset.

     7. MISCELLANEOUS

     (a) Elements of Risk. Payee recognizes that the amount due pursuant to this Note, and the securities that may be issued upon conversion of the Note, involve a high degree of risk in that (i) the Maker is an early stage company; (ii) there can be no assurances that the Maker will sustain profitability or generate sufficient cash flows to repay the Note; (iii) Payee may not be able to liquidate the ARC Stock (or Subsidiary Stock) received upon possible conversion of the Note; (iv) transferability of the ARC Stock (or Subsidiary Stock) received upon possible conversion of the Note may be extremely limited; and (v) in the event of a disposition of the ARC Stock (or Subsidiary Stock) received upon possible conversion of the Note and exercise of the Stock Sale Option pursuant to Section 5 of this Note, Payee could sustain the loss of his entire investment. Payee further recognizes that there can be no assurance that a Subsidiary IPO will ever take place.

     The Payee acknowledges that he has (x) prior investment experience, including investment in non-listed and non-registered securities, or he has employed the services of an investment advisor, attorney or accountant to read all of the documents furnished or made available by the Maker to evaluate the merits and risks of entering into this Note and receiving ARC Stock upon conversion of the Note or Subsidiary Stock upon the exercise of the Stock Sale Option pursuant to Section 5 of this Note, and (y) that he recognizes the highly speculative nature of this transaction and is able to bear the economic risk he hereby assumes.

     The Payee hereby represents that he has been furnished by the Maker during the course of this transaction with all information regarding the Maker which he had requested or desired to know; that all documents which could be reasonably provided have been made available for his inspection and review; that he has been afforded the opportunity to ask questions of and receive answers from duly authorized officers of the Maker concerning the terms and conditions of the Note, and any additional information which he had requested.

     (b) Notices. Unless otherwise specified herein, all notices and other communications given or made pursuant to this Note shall be in writing and shall be deemed to have been duly given if sent by telecopy or by registered or certified mail, return receipt requested, postage and fees prepaid, or otherwise actually delivered to the address of the party to whom the notice is addressed as set forth below:

If to Maker:

     ARC Capital
     Attn:  President
     2067 Commerce Drive
     Medford, OR 97504
     FAX: (541) 779-6838

If to Payee:

     Ventek, Inc. (or its successor)
     4217 W. Fifth Avenue
     Eugene, OR 97402
     FAX:  (541) 344-3780

     Maker and Payee may each from time to time change its address for receiving notice by giving written notice thereof in the manner set forth above.

     (c) Amendment; Waiver. This Note shall be binding upon and inure to the benefit of Maker and Payee and their respective successors, heirs, assigns, and personal representatives. No provision of this Note may be waived unless in writing signed by Payee, and waiver of any one provision of this Note shall not be deemed to be a waiver of any other provision.

     (d) Attorneys' Fees. If there occurs an Event of Default, the undersigned promises to pay all reasonable costs and expenses of collection and attorneys' fees and court costs incurred by the holder hereof on account of such collection, whether or not suit is filed in relation thereto.

     (e) Severability. Whenever possible, each provision of this Note shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Note shall be or become prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

     (f) Headings. The section and subsection headings contained in this Note are included for convenience only and form no part of the agreement between the parties.

     (g) Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of Oregon.

     IN WITNESS WHEREOF, the Maker has caused this Note to be executed by its duly authorized officer as of the day and year first above written.


                                           ARC CAPITAL




                                           By: /s/ Alan R. Steel
                                           -------------------------------------
                                               Alan R. Steel
                                               Chief Financial Officer

                                    EXHIBIT I
                     to Convertible Note Dated July 24, 1996

     The Payee's right to convert the Note into ARC Stock shall be subject to the achievement of certain sales and earnings objectives for the ARC Subsidiary (as defined in that certain Asset Purchase Agreement dated July 24, 1996, between the Company and Ventek) during the following periods: (i) from the date of this Note to December 31, 1996, (ii) calendar 1997, and (iii) calendar 1998. Upon achievement of both the sales and earnings objectives in any of the three periods, or cumulatively at the end of the second period, Payee shall have the right to convert up to one-third, or two thirds in case only the cumulative objectives are met at the end of the second period, of the principal amount of the Note into ARC Stock. If the period or cumulative sales and earnings objectives are not met in any single period, the right to convert the related increments shall cease to exist until the Maturity Date, at which time Payee may exercise his option to convert such one-third increment and any other portion of the Note not previously converted.

     The Ventek sales and earnings objectives are as follows:

              Period                                     Sales         Earnings
----------------------------------------------        -----------     ----------

From the date of the Note to December 31, 1996        $ 2,500,000     $  723,875

Calendar 1997                                           6,000,000      2,250,750

Calendar 1998                                           9,000,000      3,660,750

     If the sales and earnings objectives are achieved, the right to convert shall commence on the date of completion of the audit of the related period performed by Maker's independent public accountants, but not later than 90 days from the end of such period. For purposes of determining sales and earnings, the following definitions apply.

     1. Sales: The sales price of goods and services shipped determined in accordance with generally accepted accounting principles. The percentage-of-completion revenue recognition method shall not be used for purposes of computing sales.

     2. Earnings: Income before taxes based on income determined in accordance with generally accepted accounting principles applied on a consistent basis, after deduction as expenses of doing business of (i) a 3% of sales management fee, and (ii) interest and goodwill expenses arising from Maker's acquisition of Ventek.

                          AMENDMENT TO $2,250,000 NOTE


     THIS AMENDMENT TO $2,250,000 NOTE (the "Note") ("Amendment") is made and entered into on the 9th day of February 1999 by and among Advanced Machine Vision corporation, a California corporation ("Maker"), Veneer Technology, Inc., an Oregon corporation ("Veneer") and Rodger A. Van Voorhis, Douglas Hickman, Kenneth Winder and Thomas Thompson, (collectively, the "Shareholders"), with reference to the following:

     WHEREAS, the Maker issued the Note on July 24, 1996 in connection with its acquisition of the assets and business of Ventek, Inc. ("Ventek") pursuant to an Asset Purchase Agreement by and among the Maker, Ventek and the Shareholders;

     WHEREAS, it is in the best interests of the parties to amend the Note to extend the Maturity Date by one year.

     NOW THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereby agree as follows:

     1. In  Paragraph  2 of the Note,  "July 23,  1999" is  changed to "July 23,
2000."

     2.   No other provision or term of the Note is hereby changed.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized officers as of the date first above written.

                                          ADVANCED MACHINE VISION CORPORATION




                                          By: /s/ Alan R. Steel
                                             -----------------------------------
                                              Alan R. Steel
                                              Vice President, Finance and CFO


                                          VENEER TECHNOLOGY, INC.




                                          By: /s/ Rodger A. Van Voorhis
                                             -----------------------------------
                                              Rodger A. Van Voorhis
                                              President


                                          SHAREHOLDERS




                                          /s/ Douglas Hickman
                                          --------------------------------------
                                          Douglas Hickman




                                          /s/ Kenneth Winder
                                          --------------------------------------
                                          Kenneth Winder




                                          /s/ Thomas Thompson
                                          --------------------------------------
                                          Thomas Thompson




                                          /s/ Rodger A. Van Voorhis
                                          --------------------------------------
                                          Rodger A. Van Voorhis

                                    EXHIBIT B

                                      NOTE

$1,125,000                                                  Date:  July 24, 1996


     On July 24, 1996, ARC Capital, a California corporation ("Maker" or "ARC Capital"), Ventek, Inc. ("Payee") and the shareholders of Payee (the "Shareholders") entered into an Asset Purchase Agreement pursuant to which Maker acquired substantially all of the assets of Payee from Payee (the "Asset Purchase Agreement"). The purchase price of the Payee assets includes this note.

     FOR VALUE RECEIVED, Maker hereby promises to pay to the order of Payee the principal sum of ONE MILLION, ONE HUNDRED AND TWENTY-FIVE THOUSAND Dollars
($1,125,000) without interest according to the terms and subject to the conditions set forth in this note (the "Note").

     I. PAYMENT IN ONE INSTALLMENT

     The principal of the Note will be paid in one installment on July 23, 1999 (the "Maturity Date"). All payments will be made by Maker to Payee at such place as Payee shall designate by written notice to the undersigned.

     II. PAYMENT IN CASH OR STOCK

     On the Maturity Date, the Maker will be entitled, in its sole discretion, to satisfy the Note in cash or in Class A Common Stock of Maker ("Class A Stock"); provided, however, that if at the Maturity Date the Class A Stock is not traded on the Nasdaq Small Cap, NYSE, NMS, Nasdaq National Market, American Stock Exchange or similar stock exchange, then Payee shall have the right, in its sole discretion, to choose to receive payment under the Note in cash, if such decision is approved by a majority of the holders of the outstanding obligations due under the Note, with payment being made to the Payee at its address set forth herein, within five business days of the Maturity Date.

     III. PAYMENT IN STOCK

     (1) If, in its sole discretion, Maker elects to pay the Note in Class A Stock, the number of shares of Class A Stock to be issued to Payee shall equal the principal sum of the Note divided by the Fair Market Value of the Class A Stock at the Maturity Date; provided, however, that the entire principal sum shall be satisfied, irrespective of the Fair Market Value of the Class A Stock, by the issuance by Maker of one million and eight hundred thousand (1,800,000) shares of Class A Stock. Example calculations of the amounts owed under this subparagraph (1) are set forth in Exhibit A attached hereto.

     (2) Notwithstanding anything to the contrary contained herein, under no circumstances shall Maker be required to issue more than an aggregate of 1,800,000 shares of Class A Stock.

     (3) The maximum of 1,800,000 shares that may be issued under this Note and/or the payment in cash, is further subject to reduction by operation of
Section 7.2 of the Asset Purchase Agreement which provides for a right of offset.

     (4) This Note is junior in right of payment to that certain note in the principal amount of $3,400,000 dated April 17, 1996, issued by ARC Capital and originally payable to Ilverton International, Inc.; provided, however, that the junior status of this Note shall not impair or alter the priority of Payee's security interests in the personal property described in the Pledge and Security Agreement of even date herewith by and among ARC Capital, ARC Subsidiary, Inc., Ventek, Inc. and Solin & Associates P.C. nor shall it relieve Maker of its obligations to make payments to Payee in accordance with the terms of Articles 1, 2 and 3 herein.

     (5) "Fair Market Value" shall mean the closing market price of the Class A Stock on the last business day on or immediately prior to the Maturity Date.

     (6) The Maker is not required to issue fractional shares of Class A Stock upon payment of the Note and, in lieu thereof, will pay a cash adjustment based upon the closing market price of the Class A Stock on the last business day on or prior to the Maturity Date.

     (7) If the Maker (i) pays a dividend or makes a distribution on its Class A Stock in shares of its Stock; (ii) subdivides its outstanding shares of Class A Stock into a greater number of shares or; (iii) combines its outstanding shares of Class A Stock into a small number of shares; then the right to payment and the Payment Price in effect immediately prior to such action shall be adjusted so that the Payee may receive the number of shares of Class A Stock which he would have owned immediately following such action if the Note had been paid immediately prior to such action.

     The adjustment shall become effective immediately after the record date in the case of a dividend and immediately after the effective date in the case of a subdivision or combination.

     (8) Upon payment of the Note with Class A Stock, Payee understands and agrees that the Class A Stock to be issued to Payee will contain the following legend:

          The shares represented by this certificate have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act.

     (9) Upon receipt of the shares of Class A Stock, Payee shall be entitled to piggyback registration rights with respect to such shares as set forth in and pursuant to Section 5.4(c) of the Asset and Purchase Agreement.

     IV. NONTRANSFERABILITY OF RIGHT TO PAYMENT

     The right to receive payment of the Note is transferable by the Payee only to the Shareholders.

     V. DEFAULT AND REMEDIES

     (1) Events of Default. An Event of Default hereunder shall mean a default in the payment of any of the principal as and when due and payable, and be continuing for a period of 15 days following written notice thereof by Payee to Maker.

     (2) Remedies. At any time after the occurrence of an Event of Default the Payee may, by written notice sent to the Maker by registered or certified mail, return receipt requested, declare the entire amount of this Note to be forthwith due and payable, whereupon this Note shall become forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived. Upon acceleration by Payee, Payee shall be entitled to all remedies available to it at law or in equity.

     VI. SECURITY FOR OBLIGATION

     The payment of the Note is hereby secured by that certain Pledge and Security Agreement by and among ARC Capital and ARC Subsidiary, Inc. on the one hand and Ventek, Inc. and Solin & Associates P.C. on the other hand, of even date herewith.

     VII. MISCELLANEOUS

     (1) Elements of Risk. Payee recognizes that the amount due pursuant to this
Note involves a high degree of risk in that (i) the Maker is an early stage company; (ii) there can be no assurances that the Maker will sustain profitability or generate sufficient cash flows to repay the Note.

     The Payee acknowledges that be has (x) prior investment experience, including Investment in non-listed and nonregistered securities, or be has employed the services of an investment advisor, attorney or accountant to read all of the documents furnished or made available by the Maker to evaluate the merits and risks of entering into this Note and receiving Class A Stock upon payment of the Note and (y) that he recognizes the highly speculative nature of this transaction and is able to bear the economic risk he hereby assumes.

     The Payee hereby represents that he has been furnished by the Maker during the course of this transaction with all information regarding the Maker which he had requested or desired to know; that all documents which could be reasonably provided have been made available for his inspection and review; that he has been afforded the opportunity to ask questions of and receive answers from duly authorized officers of the Maker concerning the terms and conditions of the Note, and any additional information which he had requested.

     (2) Notice. Unless otherwise specified herein, all notices and other communications given or made pursuant to this Note shall be in writing and shall be deemed to have been duly given if sent by telecopy or by registered or certified mail, return receipt requested, postage and fees prepaid, or otherwise actually delivered to the address of the party to whom the notice is addressed as set forth below:

If to Maker:

     ARC Capital
     Attn: President
     2067 Commerce Drive
     Medford, OR 97504
     (FAX): (541) 779-6838

If to Payee:

     Ventek, Inc.
     Attn: Vice President - Operations
     4217 W. 5th Avenue
     Eugene, OR  97402

     Maker and Payee may each from time to time change its address for receiving notice by giving written notice thereof in the manner set forth above.

     (3) Amendment; Waiver. This Note shall be binding upon and inure to the benefit of Maker and Payee and their respective successors, heirs, assigns, and personal representatives. No provision of this Note may be waived unless in writing signed by Payee, and waiver of any one provision of this Note shall not be deemed to be a waiver of any other provision.

     (4) Attorney's Fees. If an Event of Default occurs, the undersigned promises to pay all reasonable costs and expenses of collection and attorneys' fees and court costs incurred by the holder hereof on account of such collection, whether or not suit is filed in relation thereto.

     (5) Severability. Whenever possible, each provision of this Note shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Note shall be or become prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

     (6) Headings. The section and subsection headings contained in this Note are included for convenience only and form no part of the agreement between the parties.

     (7) Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of Oregon.

     IN WITNESS WHEREOF, the Maker has caused this Note to be executed by its duly authorized officer as of the date and year first above written.

                                          ARC CAPITAL




                                          By: /s/ Alan R. Steel
                                             -----------------------------------
                                              Alan R. Steel
                                              Vice President and
                                              Chief Financial Officer

                                   EXHIBIT A
                               to $1,125,000 Note


     The following calculations are examples of the amounts in cash and in Class A common stock (the "Class A Stock") of ARC Capital, a California corporation ("ARC"), that would be owed under (1) the $1.125,000 note dated July 24, 1996 (the "Note") between ARC and Ventek, Inc., an Oregon corporation ("Ventek"), and
(2) the stock appreciation rights agreement dated July 24, 1996 between ARC anad Ventek (the "SAR Agreement"). All capitalized terms not defined herein shall have the meaning set forth in the Note and the SAR Agreement.

     (1) $5.00 FMV Example

     (a) Amount owed under the Note.

     If ARC pays the Note in Class A Stock, the number of shares of Class A Stock to be issued to Ventek shall equal the principal sum of the Note ($1,125,000) divided by the Fair Market Value of the Class A Stock at Maturity Date of the Note ($5.00), which shall equal 225,000 shares of Class A Stock:

     $1,125,000
     ----------     =  225,000 shares
     $5.00 (FMV)

     (b) Amount owed under the SAR Agreement.

     The SAR Agreement entitles Ventek to receive an amount payable equal to the Fair Market Value at the Expiration Date ($5.00) of 1,800,000 shares of Class A Stock ($9,000,000) minus $1.125,000, which shall equal $7,875,000:

     (1,800,000) ($5.00) - $1,125,000 = $7,875,000

     If ARC pays the amount owed under the SAR Agreement in Class A Stock, Ventek is entitled to receive an amount payable equal to the Fair Market Value at the Expiration Date ($5.00) of 1,800,000 shares of Class A Stock ($9,000,000) minus $1,125,000 divided by the Fair Market Value of the Class A Stock ($5.00), which shall equal 1,575,000 shares:

     $7,875,000
     ----------     =  1,575,000 shares
     $5.00 (FMV)

     (2) $1.000 FMV Example

     (a) Amount owed under the Note.

     If ARC pays the Note in Class A Stock, the numder of shares of Class A Stock to be issued to Ventek shall equal the principal sum of the Note ($1,125,000) divided by the Fair Market Value of the Class A Stock at the Maturity Date of the Note $1.00), which shall equal 1,125,000 shares of Class A
Stock:

     $1,125,000
     ----------     =  1,125,000 shares
     $1.00 (FMV)

     (b) Amount owed under the SAR Agreement.

     The SAR Agreement entitles Ventek to receive an amount payable equal to the Fair Market Value at the Expiration Date ($1.00) of 1,800,000 shares of Class A Stock ($1,800,000) minus $1,125,000, which shall equal $675,000:

     (1,800,000) ($1.00) - $1,125,000 = $675,000

     If ARC pays the amount owed under the SAR Agreement in Class A Stock, Ventek is entitled to receive an amount payable equal to the Fair Market Value at the Expiration Date ($1.00) of 1,800,000 shares of Class A Stock ($1,800,000) minus $1,125,000 divided by the Fair Market Value of the Class A Stock ($1.00), which shall equal 675,000 shares:

     $675,000
     ----------     =  675,000 shares
     $1.00 (FMV)

                          AMENDMENT TO $1,125,000 NOTE
                     AND STOCK APPRECIATION RIGHTS AGREEMENT


     THIS AMENDMENT TO $1,125,000 NOTE (the "Note") AND STOCK APPRECIATION RIGHTS AGREEMENT ("Agreement") ("Amendment") is made and entered into on the 9th day of February 1999 by and among Advanced Machine Vision Corporation, a California corporation ("Maker"), Veneer Technology, Inc., an Oregon corporation (successor to Ventek, Inc., "Veneer") and Rodger A. Van Voorhis, Douglas Hickman, Kenneth Winder and Thomas Thompson (collectively, the "Shareholders"), with reference to the following:

     WHEREAS, the Maker issued the Note and the Agreement on July 24, 1996 in connection with its acquisition of the assets and business of Ventek, Inc.
("Ventek") pursuant to an Asset Purchase Agreement by and among the Maker, Ventek and the Shareholders;

     WHEREAS, it is in the best interests of the parties to amend the Note and the Agreement.

     NOW THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereby agree as follows:

     1.  Maker may prepay the Note in full by  delivery  to Veneer of  1,800,000
shares  of  Class  A  Common  Stock  ("Shares"),   which  Shares  shall  not  be
transferable by Veneer until January 1, 2000.

     2. The Shares may not be assigned or transferred while the restriction is in effect. The certificates for Shares shall carry the following legend:

              "The shares represented by this certificate are subject to the provisions of those certain Agreements between the registered owner, whose name appears on the face of this certificate, and Advanced Machine Vision Corporation, dated as of February 9, 1999, which restricts the transferability of the shares before January 1, 2000. A copy of such agreements are on file with the Secretary of Advanced Machine Vision Corporation."

     3. Upon prepayment in full of the Note by delivery of the Shares, all other obligations of the parties pursuant to the Note and the Agreement shall cease.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized officers as of the date first above written.


                                          ADVANCED MACHINE VISION CORPORATION




                                          By: /s/ Alan R. Steel
                                             -----------------------------------
                                              Alan R. Steel
                                              Vice President, Finance and CFO


                                          VENEER TECHNOLOGY, INC.




                                          By: /s/ Rodger A. Van Voorhis
                                             -----------------------------------
                                              Rodger A. Van Voorhis
                                              President


                                          SHAREHOLDERS




                                          /s/ Douglas Hickman
                                          --------------------------------------
                                          Douglas Hickman




                                          /s/ Kenneth Winder
                                          --------------------------------------
                                          Kenneth Winder




                                          /s/ Thomas Thompson
                                          --------------------------------------
                                          Thomas Thompson




                                          /s/ Rodger A. Van Voorhis
                                          --------------------------------------
                                          Rodger A. Van Voorhis

                                   EXHIBIT C

                       ADVANCED MACHINE VISION CORPORATION
                           RESTRICTED STOCK AGREEMENT


     THIS AGREEMENT is made as of the 9th day of February, 1999, by and among Advanced Machine Vision Corporation (the "Company"), Veneer Technology, Inc. ("Veneer") and Rodger A. Van Voorhis, Douglas Hickman, Kenneth Winder and Thomas Thompson (collectively, the "Shareholders").

                                  R E C I T A L

     Pursuant to the Advanced Machine Vision Corporation 1997 Restricted Stock Plan (the "Plan"), the Board of Directors of the Company (the "Plan Committee") has authorized the granting to Veneer that number of restricted shares of Class A Common Stock (the "Common Stock") of the Company specified in Paragraph 1 hereof upon the terms and conditions hereinafter stated.

                                A G R E E M E N T

     NOW, THEREFORE, in consideration of the promises and of the undertakings of the parties hereto contained herein, it is hereby agreed:

     1. Number of Shares. Pursuant to said action of the Plan Committee, the Company hereby grants to Veneer 350,000 shares of Common Stock of the Company ("Shares") subject to the restrictions and conditions set forth in Paragraphs 2 and 3.

     2. Payment When Restrictions Lapse. Restrictions on the Shares shall lapse upon the payment by Veneer to the Company of the amount of $1.25 per Share (the fair market value of a Share on the date of this award) plus the amount of applicable federal, state and local withholding taxes as required by Paragraph
3. The required payment hereunder can be made between February 1, 2000 (but not earlier) and January 31, 2001. If payment is not made for all or a portion of the Shares by January 31, 2001, the Shares shall be forfeited and returned to the Company for cancellation.

     3. Tax Withholding. As a condition to lapse of the restrictions on the Shares, the Company may require Veneer to pay over to the Company all applicable federal, state and local taxes which the Company is required to withhold with respect to the Shares upon their becoming nonforfeitable.

     4. Nontransferability; Legend. Shares may not be assigned or transferred while the restrictions are in effect. The certificates for Shares shall carry the following legend:

          The shares represented by this stock certificate have not been registered under the Securities Act of 1933 in reliance upon an exemption that the transaction does not involve any public offering. These shares may not be sold or transferred unless a registration statement with respect thereto has been declared effective under the Securities Act of 1933, or, in the opinion of counsel for Advanced Machine Vision Corporation, an exemption from registration exists.

          The shares represented by this certificate are subject to the provisions of that certain Agreement between the registered owner, whose name appears on the face of this certificate, and Advanced Machine Vision Corporation, dated as of February 9, 1999, which, among other things, provides that the shares may not be assigned or transferred until certain conditions are met. A copy of such Agreement is on file with the Secretary of Advanced Machine Vision Corporation.

     5. No Right to Employment. Nothing in this Award shall confer upon the Shareholders any right to continue in the employ of the Company or its subsidiaries or to continue to perform services for the Company or any subsidiary, or shall interfere with or restrict in any way the rights of the Company to discharge or terminate any Shareholder at any time for any reason whatsoever, with or without good cause.

     6. Dissolution of the Company. Any Shares subject to restrictions which are not waived by the Plan Committee shall be forfeited and returned to the Company for cancellation upon the dissolution of the Company.

     7. Plan Governs. This Agreement is in all respects limited by and subject to the express terms and provisions of that Plan, as it may be construed by the Plan Committee. Employee hereby acknowledges receipt of a copy of the Plan.

     8. Notices. All notices to the Company shall be addressed to the Chairman of the Plan Committee of the Board of Directors of the Company at the principal office of the Company at 3709 Citation Way #102, Medford, OR 97504 and all notices to Veneer shall be addressed to Veneer at the address on file with the Company or a subsidiary, or to such other address as either may designate to the other in writing. A notice shall be deemed to be duly given if and when enclosed in a properly addressed sealed envelope deposited, postage prepaid, with the United States Postal Service. In lieu of giving notice by mail as aforesaid, written notice under this Agreement may be given by personal delivery to Employee or to the Chairman of the Plan Committee of the Board of Directors of the Company (as the case may be).

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.


                                          ADVANCED MACHINE VISION CORPORATION




                                          By: /s/ Alan R. Steel
                                             -----------------------------------
                                              Alan R. Steel
                                              Vice President, Finance and CFO


                                          VENEER TECHNOLOGY, INC.




                                          By: /s/ Rodger A. Van Voorhis
                                             -----------------------------------
                                              Rodger A. Van Voorhis
                                              President


                                          SHAREHOLDERS




                                          /s/ Douglas Hickman
                                          --------------------------------------
                                          Douglas Hickman




                                          /s/ Kenneth Winder
                                          --------------------------------------
                                          Kenneth Winder




                                          /s/ Thomas Thompson
                                          --------------------------------------
                                          Thomas Thompson




                                          /s/ Rodger A. Van Voorhis
                                          --------------------------------------
                                          Rodger A. Van Voorhis